SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2007

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	News Release dated December 21, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2007

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

NEWS RELEASE
For Immediate Release
December 21, 2006
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
DOWNTIME PLANNED AT BEMIDJI, GRANDE PRAIRIE, AND HIGH LEVEL OSB PLANTS
Ainsworth Lumber Co. Ltd. announced that it plans to take extended holiday closures at three oriented strand board (OSB) facilities in order to adjust production to meet orders. The Bemidji, Minnesota plant will be down from December 24th through January 1, 2007, the Grande Prairie, Alberta plant will be down December 24th through January 7, 2007, and the High Level, Alberta plant will be down December 25th through January 2, 2007.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Contact:
Bruce Rose, General Manager – Corporate Development
bruce.rose@ainsworth.ca